Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 SEP 20 AM 1:07

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

12 September 2002

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcement is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Andrew Poole
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosure

dlw 9/23

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

12 September 2002

TRANSCO SEMINAR

RNS ANNOUNCEMENT

Lattice Group plc is today holding a business briefing for analysts. It will focus on the Transco restructuring programme that was announced in February and technical details of Transco's price control for the 5-year period from April 2002. In addition, demonstrations will be given on the use of technology to improve Transco's operational performance.

Key details of the Transco restructuring programme will be confirmed:-

- by March 2003, Transco is planning to get its month-by-month profile of operating expenditure down to the corresponding regulatory target and to continue to drive for further productivity improvements thereafter;
- the restructuring will involve a 2,400 net reduction in permanent jobs;
- the restructuring programme is expected to cost £230 million;
- in 2002/3, Transco's controllable operating costs are expected to be some £50 million higher than assumed by Ofgem;
- over the duration of the price control period from April 2002 to March 2007, Transco is expected to generate at least a net £230 million of outperformance against its regulatory targets.

A brief update will be given on progress of Lattice's proposed merger with National Grid, which is still expected to complete in autumn 2002.

Copies of the presentation material will be available under the 'Investor Information' section of Lattice's website:- www.lattice-group.com.

To view the presentation material, select the 'Investor Info' option on the home page, followed by 'Publications' and finally 'Transco seminar'.

Enquiries:

Gary Rawlinson 020 7389 3218
Caroline Lane 020 7389 3219